EXHIBIT 4.3



THIS AGREEMENT is made the 27th day of July 1999 BETWEEN (1) TOWNPAGESNET.COM PLC whose registered office is at 11 Market Square, Alton, Hampshire GU34 1HD ("the Company") and (2) RICHARD IAN WALKER of 19 St Anns Road, North Heald Green, Cheshire SKB 3SE ("the Chief Financial Officer" or 'the CFO')

NOW IT IS AGREED that the Company will employ the CFO and the CFO will serve the Company as Chief Financial Officer and as a Director of the Company on the following terms and conditions:

1.    DEFINITIONS AND INTERPRETATIONS

In this Agreement:

      1.1 'Associated Company' means a subsidiary and any other company which is for the time being a holding company (as defined by the Companies Act 1985 Section 736) of the Company or another subsidiary of any such holding company.

      1.2 'Subsidiary' means a subsidiary (as defined in the Companies Act 1985 Section 736) for the time being of the Company.

      1.3 'the Board' means the board of directors for the time being of the Company.

      1.4 'Incapacity' means any illness or other like cause incapacitating the CFO from attending his duties.

      1.5 Unless the context otherwise requires words importing one gender include all other genders and words importing the singular include the plural and vice versa.

      1.6 Any reference to a statutory provision shall be deemed to include a reference to any statutory modification or re-enactment of it.

      1.7 The clause headings do not form part of this Agreement and shall not be taken into account in its construction or interpretation.

      1.8 Any reference to the CFO shall if appropriate include his personal representatives.

      1.9 References in this Agreement to any sub-clause schedule or paragraph without further designation shall be construed as references to the clause sub-clause schedule or paragraph of this Agreement so numbered.

2.    TERM OF EMPLOYMENT

      The employment of the CFO commences or shall be deemed to have commenced on Tuesday 27th July 1999 and is subject to termination by either party giving to the other not less than six months notice in writing and as provided below.


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3.    DUTIES

      3.1   The CFO shall during his employment under this Agreement:

            3.1.1 perform the duties and exercise the powers which the Board may from time to time properly assign to him in connection with the business of the Company and the business of any one or more of its Associated Companies and/or Subsidiaries including performing duties as requested by the Board from time to time by serving on the board of such Associated Companies and/or subsidiaries or by any other executive body or any committee of such a company; and

            3.1.2 do all in his power to promote develop and extend the business of the Company and of its Associated Companies and Subsidiaries and at all times and in all respects conform to and comply with the proper and reasonable directions and regulations of the Board.

      3.2 The CFO shall work in any place within the United Kingdom which the Board may require for the proper performance and exercise of his duties and powers and he may be required to travel abroad on the business of the Company or any of its Associated Companies and/or Subsidiaries.

      3.3 If the Company requires the CFO to work permanently at a place which necessitates a move from his present address the Company will reimburse the CFO for all removal expenses directly and reasonably incurred as a result of the Company's requirement up to the maximum permitted tax free under Schedule 11A of the Income and Corporation Taxes Act 1988.

4.    OFFICE OF DIRECTOR

      During his employment under this Agreement the CFO shall not:

      4.1   voluntarily resign as a director of the Company;

      4.2 voluntarily do or refrain from doing any act whereby his office as a director of the Company is or becomes liable to be vacated: or

      4.3 do anything that would cause him to be disqualified from continuing to act as a director.

5.    REMUNERATION

      The remuneration of the CFO shall be a salary (which shall accrue from day to day) at the rate of (pound)65,000 per year (or such hIGHer rate as the Company may in its discretion from time to time decide) inclusive of any directors' fees payable to him under the articles of association of the Company and of any Subsidiaries or Associated Companies of which he is from time to time a director payable in arrears by equal monthly installments on the last working day of every month.


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6.    PENSION SCHEME

      The Company will pay into a private pension scheme maintained by the CFO during his employment an amount equal to 10% of his annual salary from time to time.

7.    LIFE  ASSURANCE  COVER AND  PRIVATE  MEDICAL AND  DIRECTORS  LIABILITY
      INSURANCE

      The Company will maintain at its expense during the CFO's employment under this Agreement:

      7.1 life assurance cover on the life of the CFO of not less than three times the CFO's salary for the time being.

      7.2 private medical insurance through BUPA, or equivalent for the CFO and his wife and dependant children.

      7.3   Directors and officers liability insurance.

      7.4 Permanent health insurance for the CFO at a level determined by the Company.

8.    COMPANY CAR

      8.1 The Company will supply the CFO with a car deemed by the Company to be suitable in relation to his position within the Company under this Agreement in respect of which the Company will pay all running costs including insurance and maintenance.

      8.2 The CFO shall take good care of the car and ensure that the provisions and conditions of any Company car policy and of any insurance policy relating to it are observed and shall return the car and its keys to the Company at its registered office (or any other place the Company may reasonably nominate) immediately upon the termination of his employment however arising.

9.    EXPENSES

      The Company shall pay or procure to be paid to the CFO:

      9.1 all reasonable traveling hotel and other expenses wholly exclusively and necessarily incurred by him in or about the performance of his duties under this Agreement and

      9.2 the cost of subscription to all professional bodies to which he is obliged to belong and the costs of attending any courses in order to maintain his professional qualifications.

      PROVIDED that the CFO if so required by the Company provides reasonable evidence of the expenditure in respect of which he claims reimbursement.


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10.   HOLIDAYS

      The CFO shall (in addition to the usual public and bank holidays) be entitled to not less than 25 days' holiday in each year to be taken at a time or times convenient to the Company.

11.   ILLNESS

      The CFO shall continue to be paid during any period or periods of absence due to Incapacity (such payment to be inclusive of any statutory sick pay or social security benefits to which he may be entitled), up to a maximum of six months in any period of twelve months.

12.   SHARE OPTION

      The Company shall procure the grant to the CFO of the right to acquire 29,526 ordinary shares of 1p each in the capital of the Company subject to the terms and conditions of the Company's Share Option Scheme.

13.   TIME AND ATTENTION

      During the continuance of his employment under this Agreement the CFO shall, unless prevented by Incapacity, devote his whole time and attention to the business of the Company and shall not without the prior written consent of the Board:

      13.1  engage in any other business or

      13.2 be concerned or interested in any other business of a similar nature to or competitive with that carried on by the Company or any of its Subsidiaries or Associated Companies

      PROVIDED that nothing in this clause shall preclude the CFO from holding or being otherwise interested in any shares or other securities of any company which are for the time being quoted on any recognized stock exchange so long as the interest of the CFO in such shares or other securities does not extend to more than 1% of the total amount of such shares or securities.

14.   CONFIDENTIALITY

      14.1 The CFO is aware that in the course of employment under this Agreement he will have access to and be trusted with information in respect of the business and the financing of the Company and its dealings transactions and affairs and likewise in relation to its Subsidiaries and Associated Companies all of which information is or may be confidential.

      14.2 The CFO shall not (except in the proper course of his duties) during or at any time after the period of his employment under this Agreement divulge to any person whatsoever or make use for his own purposes or otherwise (and shall use his best


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            endeavors to prevent the publication or disclosure by himself or others of) any trade secret or secret manufacturing process or any confidential information concerning the business or finances of the Company or any of its dealings transactions affairs or any trade secret or secret manufacturing process or any such confidential information concerning an of its Subsidiaries or Associated Companies. The obligations set out in this Clause 14.2 shall survive the termination of this Agreement but shall cease to apply to any information or knowledge which may (otherwise than through the unauthorized act or default of the CFO) become available to the public generally without requiring a significant expenditure of labor, skill or money.

      14.3 All notes and memoranda of any trade secrets or confidential information concerning the business of the Company and its Subsidiaries or Associated Companies which shall be acquired received or made by the CFO during the course of his employment shall be the property of the Company and shall be surrendered by the CFO to someone duly authorized in that behalf at the termination of his employment or at the request of the Board at any time during the course of his employment.

15.   SUMMARY TERMINATION OF DIRECTORSHIP

      The employment of the CFO may be terminated by the Company without notice or payment in lieu of notice:

      15.1 If the CFO is guilty of any gross default or misconduct in connection with or affecting the business of the Company or any Subsidiary or Associated Company to which he is required by this Agreement to render services.

      15.2 In the event of any serious or repeated breach or non-observance by the CFO of any of the stipulations contained in this Agreement.

      15.3 If the CFO becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors.

      15.4 If the CFO is convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed).

      15.5 If the CFO is disqualified from holding office in another company in which he is concerned or interested because of wrongful trading under the Insolvency Act 1986

      15.6 If the CFO shall become of unsound mind or become a patient under the Mental Health Act 1983.

      15.7 If the CFO is convicted of an offence under the Criminal Justice Act 1993 Part V or under any other present or future statutory enactment or regulations relating to insider dealings.


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      15.8  If the CFO resigns as a director of the Company otherwise than at the request of the Company.

16.   RESIGNATION FROM DIRECTORSHIPS

      Upon the termination by whatsoever means of his employment under this
      Agreement:

      16.1 the CFO shall at the request of the Company immediately resign from office as a director of the Company and a director of the Company and from such offices held by him in any Subsidiaries and Associated Companies as may be so requested and in the event of his failure so to do the Company is hereby irrevocably authorized to appoint some person in his name and on his behalf to sign and deliver such resignation to the Company and to each of the Subsidiaries and Associated Companies of which the CFO is at the material time a director or other officer.

      16.2 the CFO shall not without the consent of the Company at any time thereafter represent himself still to be connected with the Company or any of the Subsidiaries and Associated Companies.

17.   RESTRICTIONS

      The CFO undertakes as separate and independent agreements that he will not:

      17.1 for a period of six months after the termination of this Agreement either on his own account or for any other person directly or indirectly solicit, interfere with or endeavor to entice away from the Company or any of the Subsidiary or Associated Companies any person who to his knowledge is now or has during the two years preceding the date of this agreement been a client, customer or employee of, or in the habit of dealing with, such company;

      17.2 for a period of six months after the termination of this Agreement without the Board's prior written consent either alone or jointly with or as manager, agent for or employee of any person, directly or indirectly carry on or be engaged or concerned or interested in

            (a)   in  the   business   of  the   supply  of   Internet-based
                  interactive services, or

            (b) in any other business similar to any business carried on by the Company or any of the Subsidiary or Associated Companies at the date of termination of this agreement.

18.   NOTICES

      Notices may be given by any party by letter addressed to the other party or parties at (in the case of the Company) its registered office and (in the case of the CFO) his last known address and any notice given by letter shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of post or if delivered by hand


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      upon delivery and in proving service by post it shall be sufficient to prove that the notice was properly addressed and posted.

19.   PARTICULARS OF EMPLOYMENT

      The Schedule to this Agreement sets out such of the particulars of the CFO's employment with the Company in accordance with the requirements of the Employment Rights Act 1996 Section 1 to 3 as are not referred to elsewhere in the Agreement.

20.   MISCELLANEOUS

      20.1 This Agreement is governed by and shall be construed in accordance with the laws of England.

      20.2 The parties to this Agreement submit to the exclusive jurisdiction of the English courts.

      20.3 This Agreement contains the entire understanding between the parties and supersedes all previous agreements and arrangements (if any) relating to the employment of the CFO by the Company (which shall be deemed o have been terminated by mutual consent).

IN WITNESS whereof this Agreement has been entered into on the date set out above.

SIGNED by                     )
for and on behalf of          )
TOWNPAGESNET.COM PLC          )
In the presence of:--         )


SIGNED by                     )
RICHARD IAN WALKER            )
In the presence of:--


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                                    SCHEDULE

1.    COMMENCEMENT OF CONTINUOUS EMPLOYMENT

      The CFO's period of continuous employment began on Tuesday 27th July, 1999.

2.    COLLECTIVE AGREEMENTS

      There are no collective agreements which directly affect the terms and conditions of the CFO's employment

3.    AMPLIFICATION OF TERMS AND EMPLOYMENT

      In accordance with the Employment Rights Act 1996 Section 1 the following terms of the CFO's employment apply on the date of this Agreement:

      3.1 Hours of work: the CFO shall work such hours as are reasonably necessary for the full and proper performance of his duties under this Agreement. There are no normal hours of work.

      3.2 Holidays: the CFO is entitled to 25 days' holiday with pay which accrues (and on termination of employment the holiday pay in lieu of holiday accrues) pro rata throughout each year of employment under this Agreement.

4.    REQUIRED INFORMATION

      The following information is supplied pursuant to the Employment Rights Act 1996 Section 3 and reflects the Company's current practice:

      4.1   Disciplinary   rules   and   procedure:    (specify   or   state
            availability for inspection)

      4.2   Grievance   procedure:   (specify  or  state   availability  for
            inspection)

      4.3   Appeals   procedure:   (specify   or  state   availability   for
            inspection)

      4.4 A contracting-out certificate not in force in respect of this employment.


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